Exhibit 99.1

Ballard Power Systems Inc. FOR LEGAL REVIEW News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Announces U.S. Offering

For Immediate Release — March 21, 2013

VANCOUVER, CANADA — Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced that it has priced an underwritten offering (the Offering) of 7,275,000 units at a price of U.S. $1.10 per unit, for gross offering proceeds of approximately U.S. $8.0 million.

Each unit in the Offering is comprised of one common share and one warrant to purchase one common share. The common shares and warrants are immediately separable and will be issued separately, and no units will be issued or certificated. The warrants are exercisable immediately upon issuance, having a five-year term and an exercise price of U.S. $1.50 per share. The warrants are certificated and will be delivered to the investors by physical delivery following the close. There is no established public trading market for the warrants and we do not expect a market to develop.

Ballard has granted the underwriter a 30-day option to purchase up to an additional 1,091,250 units on the same terms and conditions, solely to cover over-allotments, if any. The net proceeds to Ballard from the Offering are expected to be approximately U.S. $7.3 million, after deducting underwriting discounts, commissions and other estimated offering expenses and assuming no exercise of the over-allotment option. The Offering is expected to close on or about March 26, 2013, subject to customary closing conditions.

The net proceeds of the Offering will be used for general corporate purposes.

Lazard Capital Markets LLC is acting as the sole book-running manager for the Offering.

The Offering is being made in the United States only under Ballard’s short form Canadian base shelf prospectus (“Prospectus”), dated April 23, 2012, which has been filed with the Canadian securities regulators in each of the provinces and territories of Canada, except Quebec, and the corresponding shelf registration statement on Form F-10, which has been filed with the Securities and Exchange Commission (SEC) under the Multijurisdictional Disclosure System (MJDS) and was declared effective by the SEC on April 24, 2012. A prospectus supplement (the “Supplement”) relating to, and describing the terms of, the Offering will be filed with the British Columbia Securities Commission on a non-offering basis, and with the SEC under the MJDS, and once filed will be available at www.sec.gov and www.sedar.com. Copies of the Supplement may also be obtained from the offices of Lazard Capital Markets LLC at 30 Rockefeller Plaza, 60th Floor, New York, NY, 10020 or via telephone at (800) 542-0970.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor will there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Some of the statements contained in this release are forward-looking statements regarding Ballard’s liquidity and financing requirements, within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of securities under the Company’s Prospectus and registration statement and Supplement, and the anticipated use of proceeds from the Offering. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company’s condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Further Information

Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com